Ecopetrol Continues to Implement Monitoring and Protection Measures in Response to Cybersecurity Incident

Bogotá, July 20, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports that the latest analyses conducted regarding the cybersecurity incident and its effects, previously disclosed on July 17, indicate that the impact was limited exclusively to the downloading of files. Accordingly, no compromise to the integrity of the information has been identified, despite the external threat actor’s attempts to destroy, delete, and/or encrypt data. The identities of users associated with the 3,300 accounts that were unlawfully infiltrated were not compromised, nor were any user access credentials captured.

Ecopetrol S.A. also confirms that no compromise has been identified in the transactional technology solutions within its digital ecosystem, those of its subsidiaries, or those of its network of commercial and financial partners, suppliers, and customers.

The Company and its subsidiaries continue to carry out containment efforts, now in an advanced phase, prioritizing the following actions:

•        Classification of the information downloaded as a result of the incident.

•        Assessment and management of extortion demands and threats based on information unlawfully obtained by the external threat actor, which have been reported to the relevant authorities.

•        Ongoing collaboration with Colombia’s Cyber Emergency Response Team (ColCERT), given Ecopetrol’s designation as critical national infrastructure; the Specialized Directorate for Cybercrime of the Office of the Attorney General; the Joint Cyber Command of the Colombian Armed Forces (CCOCI); and the Cybercrime Center of the National Police’s Criminal Investigation Directorate (DIJIN).

The operational activities of the Company and its Business Group continue without interruption, while efforts to monitor and address the cybersecurity incident remain ongoing.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co